04002512

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 27 2004
503

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-45423

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dunwoody Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4243 Dunwoody Club Drive, Suite 200
(No. and Street)

Atlanta, GA 30350-5206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Hopkins 678-731-0007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mirick, Eddie L., P.C.
(Name — *if individual, state last, first, middle name*)

P.O. Box 392, 314 Residence Ave., Albany, GA 31701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunwoody Brokerage Services, Inc., as of December 31, xx19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public Gwinnett County, GA My Commission Expires Sep 18, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNWOODY BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT
ALBANY, GEORGIA

DUNWOODY BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS:	
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	6
NOTES TO FINANCIAL STATEMENTS	7-11
SUPPLEMENTARY INFORMATION:	
ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5	12
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3	13
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENTS UNDER RULE 15C3-1	14

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
229-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

I have audited the accompanying statement of financial condition of Dunwoody Brokerage Services, Inc. as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunwoody Brokerage Services, Inc. as of December 31, 2003 and 2002 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.

Albany, Georgia
February 10, 2004

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2003 AND 2002

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents (Note 7)	$ 88,959	$ 27,735
Deposit at CRD	1,814	161
Receivables: (Note 1)		
Commissions	161,115	53,067
Brokers	4,619	4,394
Prepaid Expenses	1,428	1,842
Prepaid Taxes	9,595	4,097
TOTAL CURRENT ASSETS	$ 267,530	$ 91,296
EQUIPMENT AT COST (Note 1)		
Office Equipment/Furnishings (at cost)	$ 44,701	$ 44,701
Less Accumulated Depreciation	38,444	32,590
TOTAL EQUIPMENT	$ 6,257	$ 12,111
OTHER ASSETS		
Lease Deposit (Note 2)	$ 4,627	$ 4,627
Marketable Securities (Note 6)	12,026	5,016
Non-marketable Securities (Note 6)	7,400	7,400
TOTAL OTHER ASSETS	$ 24,053	$ 17,043
TOTAL ASSETS	$ 297,840	$ 120,450

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Checking Account Overdraft (Note 7)	$ -	$ 2,370
Accounts Payable	31,128	12,359
Current portion-settlement payable	15,539	-
Commissions Payable	143,084	39,838
TOTAL CURRENT LIABILITIES	$ 189,751	$ 54,567
OTHER LIABILITIES		
Deferred Income Tax Liability (Note 10)	$ 1,240	$ 1,890
LONG TERM DEBT		
Long term portion of settlement payable	$ 12,280	$ -
STOCKHOLDERS' EQUITY		
Common Stock - $-0- Par value, 1,000,000 Shares Authorized, 10,000 Shares Issued and Outstanding	$ 10,000	$ 10,000
Retained Earnings	86,484	57,018
Unrealized Loss on Marketable Securities	(1,915)	(3,025)
TOTAL STOCKHOLDERS' EQUITY	$ 94,569	$ 63,993
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 297,840	$ 120,450

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

For The Year Ended December 31, 2003 AND 2002

	2003	2002
REVENUES:		
Mutual Funds Commissions	$ 389,275	$ 376,038
General Securities Commissions	382,437	242,443
Variable Annuities Commissions	429,172	213,236
Variable Life Commissions	5,774	21,364
Direct Placements	695,371	269,397
Private Placements	273,777	79,350
Fees	53,478	48,196
GROSS REVENUES	$ 2,229,284	$ 1,250,024
OPERATING EXPENSES		
Commissions	$ 1,794,054	$ 940,638
Consulting Fees	14,554	5,700
Depreciation	5,853	5,640
Employee Benefit Plans	28,039	18,793
Other Operating Expenses	121,423	56,032
Taxes	20,951	15,054
Rent	36,366	38,371
Wages	181,550	192,180
Total Operating Expenses	$ 2,202,790	$ 1,272,408
NET INCOME(LOSS)FROM OPERATIONS	$ 26,494	$ (22,384)
NON-OPERATING INCOME/EXPENSE		
Gain/losses on Securities	$ 6,782	$ (14,652)
Interest earned	214	400
Total	$ 6,996	$ (14,252)
NET INCOME/LOSSES BEFORE INCOME TAXES	$ 33,490	$ (36,636)
PROVISION FOR INCOME TAXES (Note 10)		
Current provision for taxes	$ 8,305	
Tax Benefit from operating loss	(3,631)	$ 1,687
Deferred Income Tax Benefit	(650)	1,118
Total Provision for Income taxes	$ 4,024	$ 2,805
NET INCOME	$ 29,466	$ 33,831

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2003 AND 2002

	Common Shares	Stock Amount	Retained Earnings	Unrealized losses on Securities
ENDING BALANCES - 12/31/01	10,000	$ 10,000	$ 90,849	$ -
NET INCOME/LOSS - 2002	-	-	$(33,831)	-
ENDING BALANCES - 12/31/02	10,000	$ 10,000	$ 57,018	$(3,025)
NET INCOME/LOSS - 2003	-	-	29,466	$ 1,110
ENDING BALANCES - 12/31/03	10,000	$ 10,000	$ 86,484	$(1,915)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2003 AND 2002

	2003	2002
SOURCES OF CASH		
OPERATING ACTIVITIES		
Net Income/(Loss)	$ 29,466	$(33,831)
Adjustments to Derive Cash Effect:		
Depreciation	5,853	5,640
Deferred Income taxes	(650)	(1,118)
Realized loss on securities	-	16,705
Increase/Decrease in deposit at CRD	(1,653)	(95)
Increase/Decrease in Prepaids	(5,084)	8,742)
Increase/Decrease in receivables	(108,273)	11,937
Increase/Decrease in liabilities	147,465	(24,908)
Cash Provided/Used By Operations	$ 67,124	$(16,928)
INVESTING ACTIVITIES		
(Purchase)/sale of Securities	$(5,900)	$ 10,396
Total Investing Activities	$(5,900)	$ 10,396
INCREASE/DECREASE IN CASH	$ 61,224	$(6,532)
CASH AT BEGINNING OF PERIOD	27,735	34,267
CASH AT END OF PERIOD	$ 88,959	$ 27,735

Cash Payments:		
Income taxes	$ -	$ -
Interest	$ 455	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2003 AND 2002

	TOTAL SUBORDINATED LIABILITIES
BEGINNING BALANCES 12/31/02	$ -
2002 CHANGES	-
ENDING BALANCES 12/31/02	$ -
2003 CHANGES	-
ENDING BALANCE 12/31/03	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Dunwoody Brokerage Services, Inc. is a registered broker-dealer in the securities market under the Securities Exchange Act of 1934.

ECONOMIC DEPENDENCY - There are no concentrations in any areas that would affect the operations of the Company currently or in the future. This includes but is not limited to the following concentrations:

a. Volume of business transacted with a particular customer, supplier, lender, etc. (other than shown above)

b. Revenue from particular products, services, etc.

c. Available sources of brokers, services or of licenses or other rights used in operations.

d. Market or geographic area

SECURITIES TRANSACTIONS - Dunwoody Brokerage Services, Inc. has a clearing agreement with Sterne, Agee & Leach, Inc., Birmingham, Alabama.

REVENUE RECOGNITION - Commission income and the related expense are recorded on a trade date basis.

Securities are classified as available for sale. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the management of the Company. Realized gains and losses are recognized in income when realized. Unrealized gains and losses are reflected on the balance sheet as a separate component of equity.

INCOME TAXES - The Company is taxed as a C corporation. Income taxes are computed at statutory rates on financial statement income and on federal and state taxable income. Deferred tax assets and/or liabilities are recorded based on the temporary differences between financial statement income and taxable income.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Estimates used in these financial statements were established by management by reviewing past experiences and evaluating these experiences in the context of current and expected future conditions. Therefore' these accounting estimates have been based on both objective factors (past transactions and events) and subjective factors (projecting the likely outcome of future transactions and events).

RECEIVABLES - Due to the collection history of the Company, no provision for doubtful accounts was required for 2003 and 2002.

DEPRECIATION - The Company provides for depreciation of equipment at straight-line rates over the estimated useful lives of 5-7 years for financial statement reporting and at accelerated rates for income tax purposes.

The cost of assets sold, traded or otherwise retired, and the related accumulated depreciation are removed from the accounts in the year of retirement. Gains and losses are included in income in the year of retirement.

NOTE 2 - LEASE AGREEMENT

The Company's lease for its former offices expired February 28,2000. The Company entered into a five-year lease agreement, effective February 1, 2000, and moved at the end of February 2000 into a larger office complex. Gross monthly rent under the lease agreement is $5,208. The lease requires a deposit equal to the last monthly payment of $4,627. Total net rent expense for 2003 and 2002 was $36,366 and $38,371, respectively. The Company rents part of the office space to offset the monthly gross rent expense; however, the annual rental income from this cannot be determined. Minimum rental payments under the Company's lease until the lease expires in 2005 are:

2004	$62,496
2005	$ 5,208 January 2005

NOTE 3 - EMPLOYEE BENEFIT PLANS

During 1995 the Company started a money purchase pension plan and a profit sharing retirement plan. The Plans cover all full time employees with no age requirements. The plan requires two years' minimum service and 100% immediate vesting. Employee contributions are not permitted. All of the Company's three full time employees are covered by the plans and are fully vested. The Company's expense for 2003 and 2002 was $28,039 and $18,793 respectively.

NOTE 4 - STATEMENT OF CASH FLOWS

"Cash" is treated as funds available for operations on the statement of cash flows. Cash equivalents include money market funds.

NOTE 5 - RESTRICTIVE TRANSFER AGREEMENT

On February 3, 1995 the company's two shareholders and the Company entered into an agreement to make provisions for the future disposition of shares of their Company stock; to provide for the sale of shares of the Company's stock on the occasion of certain specified events; to provide that such shares shall be transferable only upon compliance with the terms of this agreement; and to provide for issuance of additional capital stock of the Company only upon certain conditions.

NOTE 6 - SECURITIES (AVAILABLE FOR SALE)

Marketable Securities

The Company owns marketable common stocks with a cost basis of $13,941. As of December 31, 2003 the market value of the stock was $12,026. The total unrealized loss has been recorded and reflected on the balance sheet as a separate component of equity.

Non-marketable Securities

The Company owns common stock which due to certain restrictions is not marketable and for which no market value could be determined as of December 31, 2003. The stock is carried on the books of the Company at its cost basis of $7,400 which management believes to approximate the market value.

NOTE 7 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of three money market accounts which are carried at market value and one regular checking accounts. One of the accounts is the Company's good faith account of $25,000 which it maintains with its carrying broker Sterne, Agee and Leach, Inc.. Management does not allow the checking account balance to exceed federally insured limits and the money market account is now FDIC insured.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis. At December 31, 2003 and 2002, the net capital and the aggregate indebtedness were $55,516 and $29,944 and $202,031 and $54,567, respectively. The required minimum net capital was reduced to $5,000 during 2001.

NOTE 9 - LEGAL MATTERS

In 2002 an estate filed an action to seek recovery of losses allegedly sustained as a result of one of the Company's brokers having improperly and illegally advised a client to purchase unsuitable securities. The matter was settled through arbitration by the NASD Office of Dispute Resolution. The Company was required to pay $56,560.00 to settle the claim. This amount is included in the 2003 other operating expenses. Payments terms required $25,000.00 in cash and the remaining $31,560.00 payable in twenty four payments of $1,398.86 which includes 6% Interest.

As of December 31, 2003, the Georgia Commissioner of Securities was investigating the company's inspection procedures of branch offices (broker offices). Subsequent to the year ended December 31, 2003, the Company settled all penalties due to the Georgia Commissioner of Securities for $2,500.00

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 10- PROVISION FOR INCOME TAXES

The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$1,890
Deferred tax assets	-
Net deferred tax liabilities	$1,890

The deferred tax liability results from the use of accelerated methods of depreciation of equipment and furnishings for tax purposes.

The components of the income tax provision are as follows:

Current year tax	$ 8,305
Current tax benefit from net operating loss	(3,631)
Deferred tax liability decrease	(650)
Total	$ 4,024

The current tax provision differs from the amount that would result from applying statutory rates to book income because of non deductible life insurance expense totaling approximately $5,144, depreciation difference of $3,282 and a net operating loss carryover utilized of 18,322.

The deferred tax liability was computed as follows:

Total temporary difference	$ 6,257
State income tax [6%(TI-6%)]	(355)
Federal taxable difference	$ 5,902
Federal tax rate	15%
Federal tax	$ 885
Add state tax from above	355
Total tax deferred on temporary differences	$ 1,240

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
229-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

My audits were made for the purpose of forming an opinion on the basic financial statements of Dunwoody Brokerage Services, Inc. taken as a whole. The supplementary information presented on pages 13 and 14 is presented for purposes of additional analysis and to meet specific requirements of the U.S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information has been prepared solely for filing with regulatory agencies and is not intended for any other purpose. This supplementary information has been prepared in conformity with the accounting practices of the U.S. Securities and Exchange Commission Pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.

Albany, Georgia
February 10, 2004

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

December 31, 2003

Dunwoody Brokerage Services, Inc. claims exemption from this computation pursuant to Section (k) (2) (ii) of SEC Rule 15c3-3 whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL

REQUIREMENTS UNDER RULE 15C3-3

December 31, 2003 AND 2002

NET CAPITAL		
Total Shareholders' Equity	$ 94,569	$ 63,993
TOTAL CAPITAL AND ALLOWABLE LIABILITIES	$ 94,569	$ 65,883
DEDUCT NON-ALLOWABLE ASSETS:		
Equipment	$ 6,257	$ 12,111
Prepaid Expenses, taxes,& Deposits	15,650	10,566
Deposit at CRD	1,814	161,
Receivable from brokers	4,619	4,394
	$ 28,340	$ 27,232
NET CAPITAL BEFORE HAIRCUTS	$ 66,229	$ 38,651
HAIRCUTS ON SECURITIES:		
Marketable securities	$ 1,804	$ 752
Non marketable securities	7,400	7,400
Money Market Funds	1,509	555
	$ 10,713	8,707
NET CAPITAL	$ 55,516	$ 29,944
AGGREGATE INDEBTEDNESS	$ 202,031	$ 54,567
BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required	$ 5,000	$ 5,000
EXCESS CAPITAL	$ 50,516	$ 24,944
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part I of Form X-17A-5 as of December 31, 2003 and 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 62,599	$ 31,136
Audit Adjustments		
Change in allowable assets	(681)	$ 3,028
Increase in aggregate indebtedness	(5,402)	$(4,220)
Net audit adjustments	$(6,083)	$(1,192)
Net capital per above	$ 55,516	$ 29,944

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
229-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Dunwoody Brokerage Services, Inc.

I have audited the financial statements of Dunwoody Brokerage Services, Inc. for the years ended December 31, 2003 and 2002, and have issued my report thereon dated February 10, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which did not include the procedures for safeguarding securities since this does not apply to this company) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of the study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Dunwoody Brokerage Services, Inc. that I considered relevant to the objectives stated in rule 17a-5(g). The only stated objective that applies to this Company is (i) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute , assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

The study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Dunwoody Brokerage Services, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study , I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

EDDIE L. MYRICK, P.C.
Albany, Georgia
February 10, 2004